Exhibit 99.3

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500	Internet	www.kpmg.ca
Tour KPMG
Montréal (Québec) H3A 0A3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Canadian National Railway Company

We consent to the incorporation by reference of our reports dated January 31, 2018 with respect to the consolidated balance sheets of Canadian National Railway Company (the “Company”) as of December 31, 2017 and 2016 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 40-F of the Company.

We also consent to the incorporation by reference of such reports in the registration statements (No. 333-5258, No. 333-131856, No. 333-197799, No. 333-7520 and No. 333-204974) on Form S-8 of the Company and in the registration statement (No. 333-208547) on Form F-10 of the Company.

January 31, 2018

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A123145

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.